UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number: 333-102931

Corpus Resources Corporation
(Exact name of Registrant as specified in charter)

300 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F ☑ Form 40-F 􀂅

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes 􀂅 No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82-_______________.

INFORMATION AND DOCUMENTS FURNISHED

1. Form 45-106F1, Report of Exempt Distribution dated April 4, 2008

2. News Release dated April 4, 2008 – Close of Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPUS RESOURCES CORPORATION
(Registrant)
/s/ Jai Woo Lee
Dated: April 4, 2008	By:_________________________________
Jai Woo Lee President , Chief Executive Officer and a Member of the Board of Directors

ITEM 1
FORM 45-106F1, REPORT OF EXEMPT DISTRIBUTION DATED MARCH 7, 2008

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1.    State the full name of the issuer of the security distributed and the address and telephone number of its head office.

                Corpus Resources Corporation, 300 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9

Item 2.  State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it       is reporting.

The issuer is not a reporting issuer in Canada.  The Issuer is a reporting issuer in the United States.

Item 3.  Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

Bio-tech		Mining
Financial Services	X	exploration/development
investment companies and funds		production
mortgage investment companies		Oil and gas
Forestry		Real estate
Hi-tech		Utilities
Industrial		Other Gaming

Details of distribution

Item 4.  Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5.  Distribution date.  April 4, 2008

Item 6.  Security distributed details:

Type of security	Total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.	Exemption(s) relied on:

Common Shares	20,000,000	NI 45-106 s. 2.3

Item 7.  Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Korea	9	$0.005	$90,000
British Columbia	1	$0.005	$10,000
Total number of Purchasers	10
Total dollar value of distribution in all jurisdictions (Canadian $)			$100,000

Note 1:  If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder’s fees

Item 8.  Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s).  Compensation includes commissions, discounts or other fees or payments of a similar nature.  Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. If the securities being issued as compensation are or include convertible securities, such as warrants or       options, please add a footnote describing the terms of the convertible securities, including the term and exercise price.  Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution
N/A

Item 9.  If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

                  Not Applicable

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date:  April 4, 2008

Corpus Resources Corporation
____________________________________
 Name of issuer (please print)

Jai Woo Lee
Director, President & CEO
Tel: 604-681-8080
____________________________________
Print name, title and telephone
number of person signing

/s/ Jai Woo Lee
____________________________________
 Signature

Item 10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

ITEM 2

NEWS RELEASE DATED APRIL 4, 2008 – CLOSE OF PRIVATE PLACEMENT

Corpus Resources Corporation
300 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9

NEWS RELEASE

PRIVATE PLACEMENT CLOSED

 Vancouver, BC April 4, 2008 – Corpus Resources Corporation. (the “Company”) (OTCBB: CUSRF) announces that it has closed a non-brokered private placement in the amount of 20,000,000 shares at a price of $0.005 per share for gross proceeds of $100,000.  The proceeds from the private placement will be used for working capital.  The securities issued are considered “restricted securities” and are subject to a hold period.

This news release does not constitute an offer of securities for sale in the United States. The securities offered under the private placement have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.

For further information, contact:

Jai Woo Lee, President & CEO

Phone: 604-681-8080